Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Invictus MD Strategies Corp. (the “Company”)
Suite 3123, 595 Burrard Street
Vancouver, B.C. V7X 1J1

Item 2	Date of Material Change

April 20, 2017 and April 25, 2017

Item 3	News Release

News releases dated April 20, 2017 and April 26, 2017 were disseminated through the facilities of the Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On April 20, 2017 the Company announced that it had signed an engagement letter with Canaccord Genuity Corp. for a bought deal private placement of 40,000 senior unsecured convertible debentures for aggregate gross proceeds of $40,000,000 with an overallotment option exercisable at the discretion of the underwriters of an additional 10,000 convertible debentures. Each convertible debenture bears interest at a rate of 8% per annum, payable semi-annually on June 30 and December 31 of each year with a maturity date of 24 months from the closing date. Each convertible debenture is convertible into common shares of the Company at a price of $2.00 per common share, subject to certain events.

On April 26, 2017 the Company announced that it successfully exercised an option (the "Option") with Acreage Pharms Ltd., ("Acreage") pursuant to which the Company acquired all of the issued and outstanding shares of Acreage (the "Acreage Shares").

Pursuant to the Option, the Company acquired the Acreage Shares for consideration consisting of: (i) 20 million common shares; (ii) $6 million in cash; and (iii) three million common share purchase warrants. The three million warrants issued have an exercise price of $1.50 per warrant with one-third of the warrants expiring every six months.

Item 5	Full Description of Material Change

See news releases dated April 20, 2017 and April 26, 2017 attached as Schedule "A".

2

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer:

Dan Kriznic, Executive Chairman, Director
Phone: (604) 609-6138

Item 9	Date of Report:

May 1, 2017

SCHEDULE "A"

News Releases

INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	April 20, 2017

Invictus MD announces $40,000,000 Bought Deal Private
Placement of Convertible Debentures and notice of
intention to exercise option on Acreage Pharms

VANCOUVER, BC, April 20, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) announced today that it has engaged Canaccord Genuity Corp. and Eventus Capital Corp., as co-lead underwriters and joint-bookrunners, on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal private placement basis, subject to adjustment pursuant to the Underwriters' Option (as hereinafter defined), $40 million aggregate principal amount of convertible debentures (the "Convertible Debentures") at a price of $1,000 per Convertible Debenture (the "Offering").

Invictus MD has also granted the Underwriters an option (the "Underwriters' Option") to purchase up to an additional $10 million aggregate principal amount of convertible debentures on the same terms as the Convertible Debentures pursuant to the Offering (together with the Convertible Debentures, the "Debentures"). If the Underwriters' Option is exercised in full, the aggregate gross proceeds of the Offering will be $50 million. The Debentures will bear interest from the date of closing at 8% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures will have a maturity date of 24 months from the Closing Date of the Offering (the "Maturity Date"). Net proceeds from the Offering will be used primarily towards expansion and growth opportunities.

The Debentures will be convertible at the option of the holder into common shares of the Company ("Common Shares") beginning on the date that is four months following the Closing Date and any time prior to the close of business on the Maturity Date at a conversion price of $2.00 per Common Share (the "Conversion Price"). Beginning on the date that is four months and one day following the Closing Date, the Company may force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on 30 days’ prior written notice should the daily volume weighted average trading price of the Common Shares be greater than $3.35, for any 10 consecutive trading days.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

The Debentures will be subject to redemption, in whole or in part, by the Company at any time after 12 months upon giving Debenture holders not less than 30 and not more than 60 days' prior written notice, at a price equal to the then outstanding principal amount of the Debentures plus all accrued and unpaid interest up to and including the redemption date. Upon a change of control of the Company, holders of the Debentures will have the right to require the Company to repurchase their Convertible Debentures, in whole or in part, on the date that is 30 days following the giving of notice of the change of control, at a price equal to 100% of the principal amount of the Debentures then outstanding plus accrued and unpaid interest thereon (the "Offer Price"). If 90% or more of the principal amount of the Debentures outstanding on the date of the notice of the change of control have been tendered for redemption, the Company will have the right to redeem all of the remaining Debentures at the Offer Price.

The Debentures and any Common Shares issuable upon conversion or exercise thereof, as applicable, will be subject to a statutory hold period lasting four months and one day following the closing date.

Closing of the Offering is expected to occur on or about May 4, 2017 (the "Closing Date"). The Offering is subject to certain conditions including, but not limited to, completion of the acquisition of Acreage Pharms, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange.

Notice of Intention to Exercise Option

The Company is also pleased to announce that further to its news release dated February 24, 2017, it has provided Acreage Pharms Ltd. (“Acreage Pharms”), a licensed producer of Cannabis under the Access to Cannabis for Medicinal Purposes Regulations (“ACMPR”), with notification that it intends to exercise its option to acquire 100% of Acreage Pharms’ shares from its current shareholders (the “Vendors”).

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

The consideration to be paid to the Vendors in connection with the exercise of the option is as follows: (i) a cash payment of $4 million; (ii) 21 million common shares; and (iii) 3 million warrants with an exercise price of $1.50 per warrant, of which: one third of the total number of warrants issued will expire every six months from the date of closing.

Canada is on the global stage for cannabis legalization and moves closer to making history by being the first G-7 nation to legalize and regulate access to cannabis for responsible adult consumption and we welcome the regulatory framework around legalization while reducing access for underage Canadians, keeping profits out of the hands of the black market, and ensuring that customers are protected by having access to clean and safe product. This is of utmost importance, given the expected demand that will come with cannabis legalization for the recreational market.

We embrace the role we will play in the establishment of a secure environment for the continued development of a new cannabis economy that will generate even greater investment, innovation, economic development and job creation to many locations across Canada.

As Canada embarks on this historic and brave path, Invictus MD looks forward to working alongside with all levels of government to achieve its goal of keeping cannabis out of the hands of youth and establishing a legitimate market while eradicating the black market.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR located in both Alberta and Ontario, including Acreage Pharms Ltd. and AB Laboratories Inc. and Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; and the plans for completion of the Offering, expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "anticipates", "expects", "understanding", "has agreed to" or variations of such words and phrases or statements that certain actions, events or results "would", "occur" or "be achieved". Although Invictus has attempted to identify important factors that could affect Invictus and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, including, without limitation, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto are not satisfied, including the risk that the acquisition of Acreage Pharms may not be completed in a timely manner or at all; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms. In making the forward-looking statements in this news release, Invictus has applied several material assumptions, including the assumptions that (1) the conditions precedent to completion of the Offering will be fulfilled so as to permit the Offering to be completed on or about May 4, 2017; (2) the acquisition of Acreage Pharms will proceed as anticipated; (3) all necessary approvals and consents in respect of the Offering will be obtained in a timely manner and on acceptable terms; and (4) general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Invictus does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	April 26, 2017

Invictus MD completes acquisition of Acreage Pharms Ltd.
a Licensed Producer of Cannabis under the ACMPR

Vancouver, BC, April 26, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that it has acquired 100% of the shares of Acreage Pharms Ltd. (“Acreage Pharms”), a licensed producer of Cannabis under the Access to Cannabis for Medicinal Purposes Regulations (“ACMPR”).

The Company is pleased to announce the appointments of the vendors to the Company’s management team. Trevor Dixon has been appointed director and Chief Executive Officer of the Company and Brenda Dixon has been appointed the Chief Science Officer of the Company. Dan Kriznic will continue his leadership role as Executive Chairman of the Company.

“This is an exciting day for Invictus MD, and our shareholders. With the Company’s acquisition of 100% of Licensed Producer Acreage Pharms in Alberta, we now have 250 acres of cultivation space that stretches from Alberta to Ontario. Acreage Pharms will benefit from a low cost of production as a result of low energy and water costs. Additionally the property is friendly to building as many square feet as required based on the significant demand, which Deloitte reports to be between $4.9 billion and $8.7 billion annually. I’m also very pleased with Trevor’s appointment as CEO, a highly successful entrepreneur and businessman, and also with Brenda’s appointment. Invictus MD is fortunate to have both of the Dixons on board, in capacities that will see the Company continue to rapidly expand in the burgeoning cannabis sector. We are Canada’s Cannabis Company,” said Kriznic.

“I’m passionate about researching and producing products that have the potential to improve the quality of life for fellow Canadians and am very pleased to be a part of this amazing industry, Invictus MD, and its team of forward thinking professionals.” stated Trevor Dixon, President and CEO.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

The Company and the vendors amended the composition of the purchase price for Acreage Pharms concurrently with closing to: (i) decrease the share consideration by one million shares, to 20 million common shares; and (ii) increase the cash consideration by $2 million, to $6 million. The terms of the three million warrants issued to the vendors with an exercise price of $1.50 per warrant, of which one third will expire every six months on the anniversary of closing, were not changed. Please see the Company’s news release dated February 24, 2017 for additional information.

Canada's cannabis industry could reach $22.6 billion over the coming years, according to Deloitte, of which the retail market could be worth up to $8.7 billion. With only 43 producers licensed by Health Canada thus far, there's a significant market opportunity for Invictus MD to capitalize on this growth over time. The Company has focused on building its production profile, which includes:

•

AB Laboratories Inc. (“AB Labs”), a Licensed Producer under the ACMPR, has successfully conducted test crops and is currently operating at half capacity, with full production capacity scheduled by the end of May 2017. They have also acquired a number of different strains and are negotiating numerous others for R & D purposes.

•

AB Ventures Inc. (“AB Ventures”) 100-acre acquisition is scheduled to close on May 1, 2017, which once licensed under the ACMPR, will be used for future cannabis cultivation. Invictus MD has made a commitment to invest $5.5 million, which will be used to fund the costs of licensing approval under the ACMPR and the initial construction of 42,000 square feet. Considering the magnitude of AB Ventures’ land acquisition and future production facilities, and assuming AB Ventures obtains a license to produce the quantity forecasted for the proposed facility, the combined production capacity of both AB Labs and AB Ventures is expected to exceed 25,000 kilograms in 2020.

•

Acreage Pharms has constructed a 6,800 square foot production facility and has an expansion plan floor plate of 30,000 square feet, with an option to add a mezzanine. The large 150-acre land package provides the capability to construct facilities to meet the demand that the coming adult recreational marijuana use will create. Acreage Pharms also has plans to produce extracted or oil based products, which are rapidly gaining market share in the cannabis sector. By 2020, Acreage Pharms anticipates production to exceed 25,000 kilograms of high quality, low cost cannabis.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

“From day one, we have been very clear: to acquire and grow production capacity under the ACMPR that would allow us to seize the recreational market, when available, was the key driver to increasing shareholder value”, said Dan Kriznic. “Given our ability to aggressively expand the commercial scale of the Acreage Pharms property, we will make key capital investments that enable us to rapidly ramp up production capability.”

Canada is on the global stage for cannabis legalization and moves closer to making history by being the first G-7 nation to legalize and regulate access to cannabis for responsible adult consumption and we welcome the regulatory framework around legalization while reducing access for underage Canadians, keeping profits out of the hands of the black market, and ensuring that customers are protected by having access to clean and safe product. This is of utmost importance, given the expected demand that will come with cannabis legalization for the recreational market.

We embrace the role we will play in the establishment of a secure environment for the continued development of a new cannabis economy that will generate even greater investment, innovation, economic development and job creation to many locations across Canada.

As Canada embarks on this historic and brave path, Invictus MD looks forward to working alongside all levels of government to achieve its goal of keeping cannabis out of the hands of youth and establishing a legitimate market while eradicating the black market.

In connection with the closing, the Company issued to an arm’s length finder a fee consisting of common shares and cash based on 5% of the consideration paid in this transaction.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including investment in the fully licensed facilities operated by AB Laboratories Inc. and Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the Company’s anticipated revenue, the value of the cannabis market in the future as stated by Deloitte, the potential production capacity of the AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a license under the ACMPR to AB Ventures, the success and timing of AB Ventures acquisition of 100-acre of land are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that recreational use of cannabis will be legalized, AB Labs, AB Ventures and Acreage Pharms will receive regulatory approval to produce cannabis at their production facilities’ full capacity, AB Ventures will be granted a license under the ACMPR, AB Ventures is able to successfully negotiate and close the 100-acre land acquisition, AB Ventures is able to successfully build a production facility. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that recreational use of cannabis will not be legalized, AB Labs and Acreage Pharms will not receive regulatory approval to produce cannabis at their production facilities’ full production capacity, AB Ventures will not be granted a license under the ACMPR, AB Ventures is not able to successfully negotiate and close the 100-acre land acquisition, AB Ventures is not able to successfully build a production facility. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com